First Amendment of The Wet Seal, Inc.

                          1996 Long-Term Incentive Plan



Section 5.1 is amended to delete the following words each time they appear therein "seven hundred thousand (700,000)" and to replace the deleted words with "one million six hundred and fifty thousand (1,650,000)"